Exhibit 21.1

Subsidiaries of Semtech Corporation

•	Semtech Corpus Christi Corporation (a Texas corporation)
•	Semtech Corpus Christi, S.A. de C.V. (a Mexican corporation)

•	Semtech New York Corporation (a Delaware corporation)

•	Semtech San Diego Corporation (a California corporation)

•	Sierra Monolithics, Inc. (a California corporation)

•	Semtech (International) AG (a Swiss company limited by shares)

•	Semtech France SARL

•	Semtech Germany GmbH

•	Semtech Switzerland GmbH

•	Semtech Limited (a private limited company under the Companies Act 1948 to 1967 of the United Kingdom, registered in Scotland)

•	Semtech Neuchâtel SARL (a Swiss limited liability company)

•	Semtech Semiconductor (Shenzhen) Company Limited

•	Semtech Semiconductor (Malaysia) Sdn Bhd

•	Semtech Semiconductor Holdings Limited

•	Semtech Semiconductor (Chengdu) Co. Ltd.

•	Semtech Semiconductor (Shanghai) Co., Ltd.